UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: September 13, 2018

Due to a delay in the mailing of proxy materials to shareholders, which may prevent them from timely casting their votes at the Special General Meeting of shareholders originally scheduled to be held on Thursday, September 20, 2018 at 16:00 (Israel time) (the "Meeting"), the Company has resolved to adjourn the Meeting to Wednesday, October 3, 2018, at 16:00 (Israel time), in order to provide sufficient time for all shareholders to cast their votes prior to the Meeting.

No changes are made to any item on the agenda for the Meeting, as detailed in the Proxy Statement for the Meeting filed by the Company on August 16, 2018.